Ballard Power Systems Inc.

News Release

Ballard Announces Sales Agreement With M-Field For Clean Baseload Power Systems

For Immediate Release – January 9, 2014

VANCOUVER, CANADA – Ballard Power Systems (NASDAQ: BLDP)(TSX: BLD) today announced the sale of approximately 400 kilowatts (kW) of the Company’s FCgen™-1300 fuel cell stack product to M-Field Energy Ltd. (www.m-field.com.tw), a Taiwan-based leader in the development of stationary fuel cell power systems.

M-Field plans to integrate the Ballard fuel cell stacks into multiple 100kW fuel cell systems designed to provide base load power as part of a complete hybrid renewable energy solution, in combination with wind turbines or photovoltaic power. These will be deployed throughout Asia in regions where there is demand for zero emission energy sources as a way of reducing greenhouse gas emissions.

Bin Hsu, M-Field CEO said, “Highly reliable fuel cell systems are the ideal way to overcome the issue of intermittent power availability often experienced with other renewable energy sources. Hydrogen and fuel cell technology will play an important role in the widespread adoption of alternative power generation.”

Surplus solar or wind energy will be stored in the form of hydrogen, which will subsequently produce power when needed, by means of the fuel cell system. Proton exchange membrane fuel cell systems, such as Ballard’s FCgen™-1300, are capable of load following and rapid startup at a low lifecycle cost.

Larry Stapleton, Ballard Vice President of Sales said, “This sales agreement is a positive reflection of the growing demand for clean fuel cell power solutions in Asia. We are pleased to extend our long-standing relationship with M-Field as it pursues larger-scale fuel cell opportunities in the region.”

Ballard has supplied fuel cell stacks to M-Field over the past ten years, primarily for lower power backup power systems. Ballard’s FCgen™-1300 fuel cell stack is a low-cost, liquid-cooled proton exchange membrane product specifically designed for stationary applications.

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP)(TSX: BLD) provides clean energy fuel cell products enabling optimized power systems for a range of applications. Products deliver incomparable performance, durability and versatility. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements regarding anticipated business opportunities, product attributes, anticipated customer benefits and market drivers for our products which are provided to enable external stakeholders to understand Ballard’s expectations as at the date of this release and may not be appropriate for other purposes. These forward-looking statements are based on the beliefs and assumptions of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such assumptions relate to Ballard’s financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand, and include matters such as generating new sales, producing, delivering and selling the expected number of units, and controlling its costs.

These statements involve risks and uncertainties that may cause Ballard’s actual results to be materially different, including, without limitation, the condition of the global economy, the rate of mass adoption of its products, product development delays, changing environmental regulations, its ability to attract and retain business partners and customers, its access to funding, increased competition, its ability to protect its intellectual property, changes in its customers’ requirements, foreign exchange impacts on its net monetary assets and its ability to provide the capital required for product development, operations and marketing. For a detailed discussion of these risk factors and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form.

Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

Further Information
Guy McAree, +1.604.412.7919, media@ballard.com or investors@ballard.com